SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

RIVIERA HOLDINGS CORPORATION
(Name of Issuer)

Common stock, par value $.001 per share
(Title of Class of Securities)

769627100
(CUSIP Number)

Stacy Winick, Stein Roe & Farnham Incorporated, One S.
Wacker Drive, Chicago, Illinois  60606.  Telephone:  (312)
368-7731
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 16, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box     [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769627100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person
            STEIN ROE & FARNHAM INCORPORATED
            36-3447638

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Source of Funds (See Instructions)     NA

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or place of organization
            Delaware Corporation

Number of shares beneficially owned by each reporting person with

7.  Sole voting power                          857,160

8.  Shared voting power                        -0-

9.  Sole dispositive power                     857,160

10. Shared dispositive power                   -0-

11. Aggregate amount beneficially owned by each reporting
person                                              857,160

12. Check box if the aggregate amount in Row (11) excludes
certain shares                             not applicable

13. Percent of class represented by amount in Row 9   17.4%

14. Type of Reporting Person                    IA

CUSIP No. 769627100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person
            KEYPORT LIFE INSURANCE COMPANY
            05-0302931

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Source of Funds (See Instructions)     NA

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Number of shares beneficially owned by each reporting person with

7.  Sole voting power                         857,160

8.  Shared voting power                       -0-

9.  Sole dispositive power                    857,160

10. Shared dispositive power                  -0-

11. Aggregate amount beneficially owned by each reporting
person                                              857,160

12. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

13. Percent of class represented by amount in Row 9   17.4%

14. Type of Reporting Person                    IC


INTRODUCTION

This is amendment No. 1 to the Schedule 13D filed jointly by Stein Roe & Farnham Incorporated ("Stein Roe") and Keyport Life Insurance Company ("Keyport") (collectively, the "Reporting Persons") relating to the Common Stock, par value $.001 per share ("Common Stock") of Riviera Holdings Corporation, a Nevada corporation ("Riviera"). The cover page, Item 4 and Item 6 are hereby amended. All other items remain unchanged from previous filing of this Schedule 13D. In its capacity as investment adviser for Keyport, Stein Roe has investment authority over the disposition of the Riviera Common Stock and Stein Roe may be deemed to be a "beneficial owner" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 of such Common Stock. Stein Roe, however, disclaims actual beneficial ownership of the Riviera Common Stock covered by this report and held by Keyport.

Item 4.  Purpose of Transaction.

The response to Item 6 is incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Agreement and Plan of Merger dated September 16, 1997 (the "Merger Agreement") pursuant to which Riviera is to be acquired by R&E Gaming Corp. (the "Purchaser"), subject to shareholder and regulatory approvals, on September 16, 1997, Keyport entered into an Option and Voting Agreement (the "Option Agreement") by and among R&E Gaming Corp., as Purchaser, and Morgens, Waterfall, Vintiadis & Company, Keyport Life Insurance Company and SunAmerica Life Insurance Company (each a "Selling Shareholder"). Pursuant to the Option Agreement, which is subject to regulatory approvals, Keyport and each Selling Shareholder granted the Purchaser an option to purchase all of its shares totaling approximately 56% of the Common Shares of Riviera. In addition, Keyport and each other Selling Shareholder agreed to vote in favor of the acquisition of Riviera by the Purchaser pursuant to the terms of the Merger Agreement. If the transactions contemplated by the Option Agreement and Merger Agreement are consummated, the Purchaser will become the owner of 100% of the Riviera shares of Riviera. The Option Agreement will impede the acquisition of control of Riviera by another person pending consummation of the transaction contemplated by the Merger Agreement.

The Option Agreement is incorporated by reference and a copy is attached as Exhibit A hereto.

Item 7.  Exhibits.

Exhibit A - Option and Voting Agreement by and among R&E Gaming
Corp., as Purchaser, and Morgens, Waterfall, Vintiadis & Company,
Inc., Keyport Life Insurance Company and SunAmerica Life
Insurance Company dated as of September 16, 1997.

Exhibit B - Joint Filing Agreement between Stein Roe and Keyport dated April 11, 1997.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each entity set forth below, each such entity certifies that the information set forth in this state is true, complete and correct.

STEIN ROE & FARNHAM INCORPORATED


Jilaine Hummel Bauer
Senior Vice President and General Counsel

KEYPORT LIFE INSURANCE COMPANY


Bernard R. Beckerlegge
Senior Vice President and General Counsel


                                                        Exhibit A
OPTION AND VOTING AGREEMENT

by
and
among

R&E GAMING CORP.,
as Purchaser,

and

MORGENS, WATERFALL, VINTIADIS & COMPANY, INC.,
KEYPORT LIFE INSURANCE COMPANY
SUNAMERICA LIFE INSURANCE COMPANY,
on behalf of certain investment accounts, as Sellers

Dated as of September ___, 1997

OPTION AND VOTING AGREEMENT


OPTION AND VOTING AGREEMENT (this "Agreement"), dated as of September ___, 1997, by and among R&E Gaming Corp., a Delaware corporation (together with its assignees or designees, the "Purchaser"), Morgens, Waterfall, Vintiadis & Company, Inc., on behalf of certain investment accounts identified on the signature pages hereto ("Morgens, Waterfall"), Keyport Life Insurance Company, ("Keyport"), and SunAmerica Life Insurance Company, an Arizona corporation ("SunAmerica," and together with Morgens, Waterfall and Keyport, the "Sellers").

WHEREAS, concurrently with the execution and delivery of this Agreement, the Purchaser is entering into an Agreement and Plan of Merger (the "Riviera Merger Agreement") with Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of the Purchaser ("Acquisition Sub"), and Riviera Holdings Corporation, a Nevada corporation ("RHC"), pursuant to which the Acquisition Sub shall merge with and into RHC (the "Riviera Merger"), upon the terms and conditions set forth therein;

WHEREAS, each Seller desires that the Purchaser, Acquisition Sub and RHC enter into the Riviera Merger Agreement;

WHEREAS, as partial consideration for the grant by the Sellers of the option hereunder, the Purchaser agrees to pay to each Seller an amount equal to 20% of the Purchase Price (as defined in Section 1.2(a) hereof) for the shares of common stock, par value $.001 per share, of RHC (the "Common Stock") owned by such Seller, if the transactions contemplated by the Riviera Merger Agreement are not consummated, other than as a result of certain circumstances specified herein;

WHEREAS, in order to ensure payment of the obligation described in the immediately preceding paragraph, concurrently with the execution and delivery of this Agreement and the Riviera Merger Agreement, the Purchaser has delivered a letter of credit in the face amount of $3,817,680 to Morgens, Waterfall, a letter of credit in the face amount of $2,571,480 to Keyport, and a letter of credit in the face amount of $2,285,760 to SunAmerica, each of which is substantially in the form of Exhibit A hereto (collectively, the "Letters of Credit"), each of which shall provide that it may be drawn on in the event the transactions contemplated by the Riviera Merger Agreement are not consummated, other than as a result of certain circumstances as specified herein;

WHEREAS, Morgens, Waterfall beneficially owns 1,272,560 shares of Common Stock, which shares represent approximately 25.9% of the issued and outstanding shares of Common Stock, Keyport beneficially owns 857,160 shares of Common Stock, which Shares represent approximately 17.5% of the issued and outstanding shares of Common Stock and SunAmerica beneficially owns 761,920 shares of Common Stock, which shares represent approximately 15.5% of the issued and outstanding shares of Common Stock (such shares of Common Stock owned by the Sellers being the "Shares"); and

WHEREAS, in consideration for entering into the Riviera Merger Agreement, the Sellers desire to (i) grant to the Purchaser options to purchase, from the Sellers, all (but not less than all) of the Shares held by them as set forth above upon the terms and subject to the conditions set forth herein and (ii) vote the Shares in the manner set forth herein;

NOW, THEREFORE, in consideration of the foregoing premises and the agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
GRANT OF OPTION

SECTION 1.1 Grant of Option. Upon the terms and subject to the conditions set forth herein, each Seller hereby grants to the Purchaser an irrevocable option (individually, a "Purchase Option" and, together with each Purchase Option granted by each of the other Sellers, the "Purchase Options") to purchase the Shares owned by such Seller.

The Purchase Option shall be exercisable, in whole and not in part, by written notice (the "Exercise Notice") by the Purchaser delivered to each Seller, at any time after the date hereof, but not later than the date on which the Riviera Merger Agreement is terminated pursuant to Section 6.1(c) thereof or, if the Riviera Merger Agreement has otherwise been terminated, then June 1, 1998 (such period being hereinafter referred to as the "Exercise Period"). No one Purchase Option shall be exercised individually unless all Purchase Options are exercised. In addition, in the event the Riviera Merger is consummated, the Purchase Options shall terminate automatically, the Shares shall be converted into the right to receive the Merger Consideration set forth in the Riviera Merger Agreement; it being understood that the Riviera Merger Agreement provides for a reduction of the consideration payable, upon consummation of the Riviera Merger, to each of the Sellers on account of any interest previously paid to the Sellers pursuant to Section 1.2(b) hereof. Each of the Sellers hereby consents to the reduction of the consideration payable to them under the terms of the Riviera Merger Agreement by the amount of the interest paid to them pursuant to Section 1.2(b) hereof.

Upon exercise of the Purchase Options, subject to the conditions contained in Article V hereof, each of the Sellers shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase and accept from each such Seller at the closing (the "Closing") to be held as soon as possible after the satisfaction or waiver of the conditions set forth in this Agreement (the date on which the Closing occurs shall be referred to herein as the "Closing Date"), such Seller's rights, title and interest in and to the Shares in exchange for the Purchase Price (as defined below).

SECTION 1.2  Purchase Price.

(a) Upon exercise of the Purchase Options, the Purchaser agrees to pay to each of the Sellers, on the Closing Date, in consideration for the purchase of the Shares, an aggregate amount equal to $15 per Share, (the "Initial Purchase Price" and, when adjusted as provided in this Section 1.2, the "Purchase Price"), for an aggregate amount of $43,374,600 payable as follows: (i) $19,088,400 shall be paid to Morgens, Waterfall, (ii) $12,857,400 shall be paid to Keyport and (iii) $11,428,800 shall be paid to SunAmerica, in addition to any accrued but unpaid interest payments required by Section 1.2(b).

(b) During the period commencing on June 1, 1997 and ending on the date immediately preceding the earlier of the Closing Date or the date this Agreement is terminated in accordance with its terms, the Purchaser agrees to pay to each of the Sellers their pro rata portion, based on the number of Shares owned, of the daily interest of $8,318.42 per day, which represents interest calculated at 7% per annum on the Initial Purchase Price for all Shares, payable monthly in arrears no later than 5 days after the date of each monthly anniversary of such execution, unless otherwise provided in this Section 1.2(b). The first payment to be made by the Purchaser shall be made on the date of execution and shall consist of all amounts due and payable until such date under this Section 1.2(b). All payments required to be made in accordance with this Section 1.2(b) shall be made by wire transfer of immediately available funds to such account as each Seller shall have designated on Exhibit B hereto.

(c) If, between the date of this Agreement and the Closing Date, the number of issued and outstanding shares of Common Stock shall have been changed (or RHC shall have declared a record date with respect to a prospective change of the Common Stock) into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, this Agreement (including the terms "Share" and "Common Stock") will be deemed to relate to all securities issued with respect to the Common Stock, and the Purchase Price shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

(d) If, between the date of this Agreement and the Closing Date, any dividend or other distribution (other than a stock dividend, which shall require the adjustment set forth in clause (c) above) is declared or paid upon the Common Stock (whether in cash, property or securities), the Purchase Price shall be reduced by the per share amount of such dividend or distribution (in the case of non-cash dividends or distributions, by an amount equal to the fair market value thereof).

(e) If, between the date of this Agreement and the Closing Date, RHC or any of its subsidiaries shall repurchase or otherwise acquire any shares of Common Stock (other than shares issued pursuant to warrants, options, convertible securities and other rights to acquire shares of Common Stock referred to in Section
2.2 of the Riviera Merger Agreement or issued in accordance with
Section 4.1 thereof), and the per share consideration paid by RHC or its subsidiaries (in the case of non-cash consideration, valued of the fair market value thereof) exceeds the Purchase Price, the total Purchase Price for all Shares shall be reduced to the price determined by dividing (i) the difference between
(A) the number of shares of Common Stock outstanding immediately prior to such repurchase or redemption multiplied by the Purchase Price in effect immediately prior to such purchase or redemption minus (B) the consideration, if any, paid by RHC for such repurchase or redemption, by (ii) the total number of shares of Common Stock outstanding immediately after such repurchase or redemption.

SECTION 1.3  Termination of Riviera Merger Agreement.

(a) The Sellers shall be entitled to receive, as partial consideration for the grant by the Sellers of the Purchase Options to the Purchaser hereunder, an amount equal to $3,817,680 (in the case of Morgens, Waterfall), $2,571,480 (in the case of Keyport) and $2,285,760 (in the case of SunAmerica), if (A) the Riviera Merger Agreement is terminated (except pursuant to a Non-Payment Termination Event (as defined herein) or (B) the Riviera Merger does not occur in accordance with the terms thereof on or before April 2, 1998 (or, if the termination date of the Riviera Merger Agreement is extended in accordance with Section 6.1(c) thereof, June 2, 1998) for any reason other than the occurrence of a Non-Payment Termination Event, provided that the Sellers shall be entitled to the consideration described above if the Riviera Merger is not consummated as a result of the breach of the Riviera Merger Agreement by Purchaser, Acquisition Sub, or Allen E. Paulson of any covenants or warranties made by or about them in the Riviera Merger Agreement; and provided further, in any event, that no Seller shall be entitled to such compensation if the Riviera Merger Agreement is not consummated as a result of the breach of this Agreement by such Seller. A "Non-Payment Termination Event" shall mean the termination of the Riviera Merger Agreement pursuant to Sections 6.1(a), 6.1(b), 6.1(c) (because of the failure to satisfy Sections 5.1(a), 5.1(c), 5.1(d), 5.2(b) or 5.2(c)), 6.1(d), 6.1(e)(iii) or 6.1(e)(iv)
thereof. In addition, in the event that the Riviera Merger Agreement is terminated pursuant to Section 6.1(c) because of the failure of Purchaser, Acquisition Sub or Mr. Allen E. Paulson to obtain the required approvals of the Gaming Authorities, then such event shall constitute a Non-Payment Termination Event, unless Mr. Allen E. Paulson is in breach of his representation and covenant contained in Section 6.2(c) of the Riviera Merger Agreement.

(b) In order to ensure payment of the obligation described in
Section 1.3(a) hereof, concurrently with the execution and delivery of this Agreement, the Purchaser shall deliver a Letter of Credit in the face amount of $3,817,680 to Morgens, Waterfall, a Letter of Credit in the face amount of $2,571,480 to Keyport and a Letter of Credit in the face amount of $2,285,760 to SunAmerica. In the event that any Seller shall be entitled to receive compensation pursuant to Section 1.3(a) hereof, such Seller shall be entitled to receive demand payment under the Letter of Credit issued to such Seller.

(c) In the event that the Riviera Merger Agreement is terminated pursuant to a Non-Payment Termination Event other than Sections 6.1(a) or 6.1(c) thereof, each Seller shall immediately pay to the Purchaser an amount equal to all payments received by such Seller pursuant to this Agreement (each such payment, an "Option Payment"); provided, that the Sellers shall be entitled to retain such payments if either (i) all Shares shall be purchased pursuant to this Agreement or (ii) the Riviera Merger is not consummated as a result of the breach by the Purchaser, Acquisition Sub, or Allen E. Paulson of any covenants or warranties made by or about them in the Riviera Merger Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

SECTION 2.1  Representations and Warranties of the Sellers.
Each of the Sellers severally and not jointly represents and warrants to the Purchaser as follows:

(a) Organization and Standing. Such Seller is duly organized, validly existing and in good standing under the laws of its state of organization, and has all requisite power and authority to enter into and perform its obligations under this Agreement.

(b) Authority. The execution and delivery of this Agreement, and the performance by such Seller of its obligations hereunder, have been duly authorized by all necessary action on the part of such Seller and the owners of the investment accounts, if any, as to which it is acting. This Agreement has been duly executed and delivered by such Seller and, assuming the due execution and delivery hereof by the Purchaser and assuming that approval of this Agreement by RHC remains effective, this Agreement constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

(c) The Stock. Such Seller is the record and beneficial owner of, and has good and valid title to, the number of Shares recited to be owned by it in the recitals hereof, free and clear of all liens, encumbrances, claims, charges, security interests, pledges, restrictions, assessments and limitations (including voting limitations) of every kind whatsoever (collectively, "Liens"). Assuming that approval of this Agreement by RHC remains effective, such Seller shall deliver to the Purchaser, and the Purchaser will acquire, good and valid title in such Shares, with full voting rights, free and clear of any Liens. Except for this Agreement, there are no outstanding warrants, subscriptions, rights (including preemptive rights), options, calls, commitments or other agreements or Liens to encumber, purchase or acquire any of the Shares of such Seller or securities convertible into the Shares of such Seller. Neither such Seller nor any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder) holds either of record or beneficially any securities or capital stock of RHC or any of RHC's direct or indirect subsidiaries other than such Seller's Shares.

(d) No Conflict. Assuming that approval of this Agreement by RHC remains effective, the execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any contract, lease, agreement, mortgage or indenture (each a "Contract") to which such Seller is a party or by which it is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for those (i) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if any, (ii) required by the Nevada Gaming Commission (the "Gaming Commission"), the Nevada State Gaming Control Board (the "Control Board"), the City of Las Vegas ("Las Vegas") and the Clark County Liquor and Gaming Licensing Board (the "CCB") (the Gaming Commission, the Control Board, Las Vegas and the CCB are collectively referred to as the "Gaming Authorities"), including, without limitation, approvals under the Nevada Gaming Control Act, as amended, and the rules and regulations promulgated thereunder (the "Nevada Act") or (iii) set forth on Schedule 2.1(d) hereto. Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or obtained and remain effective, the execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any law, statute, ordinance, regulation, rule or order of any Federal or Nevada authority (collectively, "Laws"), (ii) result in a breach or violation of any provision of, constitute a default under, or result in the termination of, or an acceleration of indebtedness or creation of any Lien under, any material contract to which such Seller is a party or by which it is bound or (iii) conflict with or violate any provision of the organizational documents of such Seller.

(e) Brokers, Finders, etc. Such Seller is not a party to any agreement or understanding that would make it subject to any valid claim of any broker, investment banker, finding or other intermediary in connection with the transactions contemplated by this Agreement.

SECTION 2.2  Representations and Warranties of the Purchaser.
The Purchaser hereby represents and warrants to each of the Sellers as follows:

(a) Organization and Standing. The Purchaser is duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to enter into and perform its obligations under this Agreement.

(b) Authority. The execution and delivery of this Agreement, and the performance by the Purchaser of its obligations hereunder, have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered on behalf of the Purchaser and, assuming the due execution and delivery hereof by the Sellers and assuming that approval of this Agreement by RHC remains effective, this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

(c) No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any Contract to which the Purchaser or any of its affiliates is a party or by which any of them is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for (i) those required under the HSR Act, if any, (ii) approvals, as necessary, by the Gaming Authorities, including, without limitation, approvals under the Nevada Act, (iii) approval by the RHC Board of Directors (which the Sellers represent has been granted); and
(iv) set forth on Schedule 2.2(c) hereto. Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or obtained and remain effective, the execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Laws, (ii) result in a breach or violation of any provision of, or constitute a default under, any contract to which the Purchaser is a party or by which it is bound or (iii) conflict with any provision of the certificate of incorporation or bylaws of the Purchaser.

(d) Purchase For Investment. Upon exercising the Purchase Options, the Purchaser represents and warrants that it intends to acquire the Shares for its own account, not as a nominee or agent, and not with a view to, or for offer or resale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), without prejudice, however, to the Purchaser's right at all times to sell or otherwise dispose of all or any part of said Shares pursuant to an effective registration statement under the Securities Act and any applicable state securities laws, or under an exemption from registration available under the Securities Act and such other applicable state securities laws. The Purchaser represents and warrants that it (i) is knowledgeable, sophisticated and experienced in business and financial matters, and fully understands the limitations on transfer described above, and (ii) is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

(e) No Brokers. Except for Jeffries & Co., Inc., whose fee will be paid by the Purchaser, neither the Purchaser nor Acquisition Sub has employed any broker or finder, nor has it incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement or the Riviera Merger Agreement.

ARTICLE III
VOTING AGREEMENTS

SECTION 3.1 Merger. Each Seller severally agrees and covenants to each party hereto that at any meeting of stockholders of RHC called to vote upon the Riviera Merger and the Riviera Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Riviera Merger and the Riviera Merger Agreement is sought, such Seller shall cause its Shares to be present for quorum purposes and to vote (or caused to be voted) its Shares in favor of the terms thereof and each of the other transactions contemplated by the Riviera Merger Agreement.

SECTION 3.2 Competing Transaction. Each Seller severally agrees and covenants to each party hereto that at any meeting of stockholders of RHC or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, such Seller shall vote (or cause to be voted) its Shares against (i) any merger agreement or merger (other than the Riviera Merger Agreement and the Riviera Merger), consolidation, combination, sale of substantial assets, sale or issuance of securities of RHC or its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by RHC or its subsidiaries and (ii) any amendment of RHC's Second Amended and Restated Articles of Incorporation (the "Articles of Incorporation") or Bylaws or other proposal or transaction involving RHC or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of RHC under or with respect to, the Riviera Merger, the Riviera Merger Agreement or any of the other transactions contemplated by the Riviera Merger Agreement or by this Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction").

ARTICLE IV
COVENANTS

SECTION 4.1 Exclusive Dealing. Each Seller agrees that it will not, directly or indirectly, through any director, officer, agent, partner, shareholder, affiliate, representative or otherwise:

(a) solicit, initiate, encourage submission of offers or proposals from, or participate in any discussions, negotiations, agreements, arrangements or understandings with, any person in respect of a Competing Transaction; or

(b) participate in any discussions or negotiations with, or furnish or afford access to any information to, any other person regarding a Competing Transaction, or otherwise cooperate in any manner with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to engage in any Competing Transaction.

SECTION 4.2 No Sale. Without limiting the foregoing, each Seller agrees that it will not, directly or indirectly, (i) sell, transfer, assign, pledge, hypothecate or otherwise encumber or dispose of, (ii) give a proxy with respect to, or (iii) limit the right to vote in any manner, any of the Shares owned by it, except pursuant to the express terms of this Agreement.

SECTION 4.3 Further Assurances. From time to time, whether before, at, or after the Closing, each party hereto agrees to execute and deliver, or cause to be executed and delivered, such additional instruments, certificates and other documents, and to take such other action, as any other party hereto may reasonably require in order to carry out the terms and provisions of this Agreement and the transactions contemplated hereby (including, without limitation, voting the Shares in favor of any such transaction).

SECTION 4.4 Expenses. All reasonable actual out of pocket costs and expenses, including reasonable legal fees incurred solely and directly in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall be paid by the Purchaser upon receipt of reasonably detailed statements or invoices therefor.

SECTION 4.5 Publicity. Each Seller and the Purchaser agree that, prior to the Closing, no public release or announcement concerning this Agreement shall be issued by any such party without the prior written consent (which consent shall not be unreasonably withheld) of the other parties hereto, except as such release or announcement may be required by law (in which event the other parties hereto shall have reasonable opportunity to comment on the form and content of the disclosure).

SECTION 4.6 Notice of Certain Events. Each Seller and the Purchaser each agrees to notify each other party hereto promptly of (a) any event or condition that, with or without notice or lapse of time, would cause any of the representations and warranties made by such party herein to be no longer complete and accurate as of any date on or before the Closing Date, (b) any failure, with or without notice or lapse of time, on the part of such party to comply with any of the covenants or agreements on its part contained herein at any time on or before the Closing Date or (c) the occurrence of any event, with or without notice or lapse of time, that may make the satisfaction of any of the conditions set forth in Section 5.1 hereof impossible or unlikely.

SECTION 4.7 Excess Proceeds. Morgens, Waterfall hereby acknowledges its satisfaction with the price per Share provided herein and in the Riviera Merger Agreement and, in recognition thereof, hereby agrees to pay to the Purchaser an amount equal to 100% of the fair market value of the net after tax proceeds per Share from any sale, transfer or other disposition of its Shares (other than pursuant to the Purchase Option, the Riviera Merger or the transactions contemplated thereby) in excess of the Purchase Price, if all of the following conditions are satisfied:

(i) such sale, transfer or other disposition (x) occurs prior to the date which is 12 months subsequent to the date of the termination of the Riviera Merger Agreement pursuant to Sections 6.1(d)(iii), 6.1(d)(iv), 6.1(e)(iii), or 6.1(e)(iv) of the
Riviera Merger Agreement or (y) is effected pursuant to an agreement or understanding, oral or written, which is entered into prior to such date;

(ii) Morgens, Waterfall shall have also sold, transferred or disposed (including by way of merger) of its shares of common stock in Elsinore Corporation, a Nevada Corporation ("Elsinore"), for consideration equal to or greater than $3.16 per share, which sale, transfer or other disposition of shares in Elsinore (x) occurs prior to the date which is 12 months subsequent to the date of the termination of the Riviera Merger Agreement pursuant to Sections 6.1(d)(iii), 6.1(d)(iv), 6.1(e)(iii) or 6.1(e)(iv) of
the Riviera Merger Agreement or (y) is effected pursuant to an agreement or understanding, oral or written, which is entered into prior to such date; and

(iii) the purchaser was not able to exercise the Purchase Options because of the failure to satisfy (but not by waiver) the conditions set forth in Sections 5.2(a), 5.2(b), 5.2(c), or 5.2(d) hereof.

Morgens, Waterfall shall make the payment referenced herein within two business days of receipt of such proceeds.

ARTICLE V
CONDITIONS PRECEDENT

SECTION 5.1 Conditions Precedent to Exercise of Purchase Options. The Purchaser shall have no obligation to exercise the Purchase Options. Upon exercise of the Purchase Options, the obligation of the Purchaser to purchase the Shares shall be subject to the satisfaction or (except in the case of Section 5.1(c)(i), which may not be waived) waiver by the Purchaser on the Closing Date of each of the following conditions precedent:

(a) HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated.

(b) No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement, the Riviera Merger Agreement, the Agreement and Plan of Merger, by and among the Purchaser, Elsinore Acquisition Sub, Inc., a Nevada corporation, and Elsinore, or the Option and Voting Agreement by and between the Purchaser and Morgens, Waterfall with respect to Elsinore, shall be in effect or shall be threatened.

(c) Consents. All consents, approvals, authorizations and waivers from third parties and governmental and regulatory authorities required or advisable to consummate the transactions contemplated hereby (the "Approvals") shall have been obtained before the Closing Date and, in the case of clauses (ii) and
(iii) below, before the execution of this Agreement and shall not have expired or been rescinded, including the following:

(i) All necessary gaming approvals, including, without limitation, licensing or finding of suitability of the Purchaser and approval of a change of control of RHC by the Gaming
Authorities;

(ii) Waiver by the Board of Directors of RHC of any voting restrictions under the Articles of Incorporation that are applicable to a purchaser of greater than ten percent of the issued and outstanding shares of Common Stock; and

(iii) All approvals and waivers necessary to exempt the Purchaser for purposes of the transactions contemplated hereby from applicable merger moratorium statutes and control share acquisition statutes, including, without limitation, Nevada
Revised Statutes Sections 78.411-.444 and 78.378-.3793;

(d) Representations and Warranties. The representations and warranties of each Seller set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date (and by delivery of the Shares each Seller shall be deemed to affirm the satisfaction of this condition).

(e) Performance of Obligations of Sellers. Each Seller shall have performed all obligations required to be performed by it under this Agreement on or prior to the Closing Date (and by delivery of the Shares each Seller shall be deemed to affirm the satisfaction of this condition).

(f) Death and Disability. There shall not have occurred the death or the Disability of Mr. Allen E. Paulson. As used herein, "Disability" means Mr. Allen E. Paulson's incapacity due to physical or mental illness, injury or disease, which incapacity renders him unable to perform the requisite duties of the chief executive officer of the Purchaser for a consecutive period of 90 days or more. Any question as to the existence, extent or potentiality of Mr. Allen E. Paulson's disability upon which the Purchaser and the Sellers cannot agree, such question shall be determined by a qualified, independent physician selected by RHC and approved by the Purchaser and the disputing Sellers (each of whose approval shall not be unreasonably withheld or delayed). The determination of such physician shall be final and conclusive for all purposes of this Agreement.

(g) No Violation of Law.  The consummation of the Purchase
Options shall not constitute a violation of any Laws.

SECTION 5.2  Conditions Precedent to the Seller's Obligation.
The obligation of each of the Sellers to sell, assign, transfer, convey and deliver the Shares owned by it or the investment accounts it manages, as applicable, upon exercise of the Purchase Options by the Purchaser shall be subject to the satisfaction or (except in the case of Sections 5.2(a) and 5.2(c), which may not be waived), waiver on the Closing Date of each of the following conditions precedent:

(a) HSR Act. The waiting period under the HSR Act, if applicable to the Purchaser, shall have expired or been terminated.

(b) No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement shall be in effect.

(c) Consents. All Approvals shall have been obtained and shall not have expired or been rescinded, including those set forth in
Section 5.1(c).

(d) No Violation of Law.  The consummation of the Purchase
Options shall not constitute a violation of any Laws.

(e) Representations and Warranties. The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement (and by its acceptance of the Shares, the Purchaser shall be deemed to reaffirm the accuracy of such representations and warranties).

(f) Performance of Obligations of the Purchaser. The Purchaser shall have performed all obligations required to be performed by it under this Agreement on or prior to the Closing Date (and by its acceptance of the Shares, the Purchaser shall be deemed to affirm the satisfaction of this condition), including the payment of the Purchase Price and all unpaid amounts, if any payable under Section 1.2(b).

ARTICLE VI
TERMINATION AND AMENDMENT

SECTION 6.1 Termination. This Agreement shall terminate without any further action on the part of the Purchaser or any of the Sellers if (i) the Purchase Options have been exercised and the Closing has occurred, (ii) the Purchase Options have not been exercised and either (x) the Riviera Merger has been consummated or (y) the Riviera Merger Agreement has been terminated pursuant to Sections 6.1(a), (b), (c), (d), (e)(i) or (e)(ii) thereof or
(iii) June 1, 1998 shall have occurred.

SECTION 6.2 Effect of Termination. In the event this Agreement shall have been terminated in accordance with Section 6.1 of this Agreement, this Agreement shall forthwith become void and have no effect, except (i) to the extent such termination results from a breach by any of the parties hereto of any of its obligations hereunder (in which case such breaching party shall be liable for all damages allowable at law and any relief available in equity),
(ii) as otherwise set forth in any written termination agreement, if any, (iii) that Sections 1.3 and 4.7 shall survive the termination of this Agreement, and (iv) that the provisions of Sections 3.1 and 3.2 hereof shall survive the termination of the Riviera Merger Agreement until the earlier of (A) the consent of the Sellers to the termination of the provisions of Sections 3.1 and 3.2 hereof and (B) June 1, 1998.

SECTION 6.3 Amendment. This Agreement and the Schedules and Exhibits hereto may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto. At any time prior to the Closing Date, any party hereto which is entitled to the benefits hereof may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein, in any Schedule and Exhibit hereto, or in any document delivered pursuant hereto, and (c), subject to applicable law, waive compliance with any of the agreements of any other party hereto or any conditions contained herein. Any agreement on the part of any of the parties hereto to any such extension or waiver
(i) shall be valid only if set forth in an instrument in writing signed and delivered on behalf of each such party, and (ii) shall not be construed as a waiver or extension of any subsequent breach or time for performance hereunder.


ARTICLE VII
MISCELLANEOUS

SECTION 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier with receipt requested, by facsimile transmission (with receipt confirmed by automatic transmission report), or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the other party as follows:

(a) if to the Purchaser to:

          P. O. Box 9660
          Rancho Sante Fe, CA  92067
          Attention:  Mr. Allen E. Paulson

          Telephone:  (619) 759-5990
          Telecopy:(619) 756-3194

          with a copy to:

          Skadden, Arps, Slate, Meagher & Flom LLP
          300 South Grand Avenue, Suite 3400
          Los Angeles, California  90071
          Attention:  Brian J. McCarthy, Esq.

          Telephone:(213) 687-5070
          Telecopy:(213) 687-5600

(b) if to Morgens, Waterfall, to:

          Swiss Bank Tower
          10 East 50th Street
          New York, New York  10022
          Attention:  Mr. Bruce Waterfall

          Telephone:(212) 705-0500
          Telecopy:(212) 838-5540

          with a copy to:

          O'Melveny & Myers, LLP
          400 South Hope Street
          Los Angeles, CA  90071-2899
          Attention:  C. James Levin, Esq.

          Telephone:(213) 669-6578
          Telecopy:(213) 669-6407

(c) if to Keyport, to:

          Mr. Steve Lockman
          Stein Roe & Farnham Incorporated
          One South Wacker Drive
          33rd Floor
          Chicago, Illinois  60606-4685

          Telephone:(312) 368-7788
          Telecopy:(312) 368-8144

          with a copy to:

          Stacy Winick
          Stein Roe & Farnham Incorporated
          One South Wacker Drive
          33rd Floor
          Chicago, Illinois  60606-4885

(d) if to SunAmerica, to:

          Mr. Peter McMillan
          SunAmerica, Inc.
          One SunAmerica Center
          Century City, California  90067

          Telephone:(310) 772-6101
          Telecopy:(310) 772-6150

          with a copy to:

          Mr. Alan Nussenblatt
          SunAmerica, Inc.
          One SunAmerica Center
          Century City, California  90067

          Telephone:(310) 772-6110
          Telecopy:(310) 772-6030

SECTION 7.2 Release. Upon the exercise of the option by the Purchaser to acquire the Shares, the Purchaser shall hereby release on behalf of itself and RHC all claims, causes of actions, rights and liabilities held by the Purchaser or RHC against each Seller based on or arising from such Seller's ownership of the Shares or actions as a Stockholder of RHC at all times to and including the Closing Date, and the sale of the Shares to the Purchaser, except for the representations and warranties of each Seller set forth in Sections 2.1(b) and 2.1(c) hereof which shall survive indefinitely.

SECTION 7.3 Interpretation. When a reference is made in this Agreement to a Section, Schedule or Exhibit, such reference shall be to the applicable Section, Schedule or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When the words "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All accounting terms not defined in this Agreement shall have the meanings determined by generally accepted accounting principles as of the date hereof. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

SECTION 7.4 Severability. If any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a valid, legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible or practicable under the circumstances.

SECTION 7.5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall be deemed to constitute but one and the same instrument.

SECTION 7.6. Entire Agreement. This Agreement and the Schedules and Exhibits hereto constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

SECTION 7.7. Governing Law.This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, regardless of the laws that otherwise might govern under any applicable principles of conflicts of law, except that gaming approval requirements shall be governed by and construed in accordance with the laws of the State of Nevada.

SECTION 7.8. Assignment.This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that the Purchaser may assign the Purchase Options and the obligations under this Agreement to any other person who is designated by the Purchaser and; further provided, that the Purchaser shall remain responsible for the performance of such designee's obligations.

SECTION 7.9 No Third-Party Beneficiaries. Nothing herein expressed or implied shall be construed to give any person other than the parties hereto (and their respective successors and assigns) any legal or equitable rights hereunder.

SECTION 7.10 Obligations Several and Not Joint. The obligations of the Sellers hereunder are several and not joint, and no Seller shall be liable for the breach or default hereunder by any other
Seller.

IN WITNESS WHEREOF, each of the parties hereto has caused its duly authorized officers to execute this Agreement as of the date first above written.

R&E GAMING CORP.



By:
Name:
Title:

MORGENS, WATERFALL, VINTIADIS & COMPANY, INC.


By:
Name:
Title:

on behalf of the investment accounts for the entities listed below


BETJE PARTNERS

THE COMMON FUND

MORGENS WATERFALL INCOME PARTNERS

PHOENIX PARTNERS, L.P.

MWV EMPLOYEE RETIREMENT PLAN GROUP TRUST

RESTART PARTNERS, L.P.

RESTART PARTNERS II, L.P.

RESTART PARTNERS III, L.P.

KEYPORT LIFE INSURANCE COMPANY



By:
Name:
Title:

SUNAMERICA LIFE INSURANCE COMPANY



By:
Name:
Title:



EXHIBIT A

CERTIFICATE FOR DRAWING WITH RESPECT TO
IRREVOCABLE LETTER OF CREDIT NO. _____
DATED _________________, 1997

The undersigned, a duly authorized officer of [Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens, Waterfall")] [Keyport Life Insurance Company ("Keyport")] [SunAmerica Life Insurance Company ("SunAmerica")] (the "Seller") hereby certifies to City National Bank (the "Bank"), with reference to irrevocable letter of credit No. _____ (the "Letter of Credit"; any capitalized term used herein and not defined shall have its respective meaning as set forth in the Letter of Credit) issued by the Bank in favor of the Seller that all of the following has occurred:

(1) Either (x) the agreement and Plan of Merger, dated as of September ___, 1997 (the "Riviera Merger Agreement"), by and among R&E Gaming Corp., a Delaware corporation ("Gaming"), Riviera Acquisition Sub, Inc., a Nevada corporation, and Riviera Holdings Corporation, a Nevada corporation, has terminated or (y) the Riviera Merger (as defined in the Riviera Merger Agreement) has not occurred in accordance with the terms thereof on or before April 1, 1998 (or, if the termination date of the Riviera Merger Agreement is extended in accordance with Section 6.1(c) thereof, June 1, 1998); and

(2) The Seller is entitled to payment in the amount of $_______ in accordance with the terms of Section 1.3(a) of the Option and Voting Agreement dated September ___, 1997, by and among Gaming,
Morgens, Waterfall, Keyport and SunAmerica.

Demand is hereby made under the Letter of Credit for $______.
Please remit payment to the Seller, account number
________________, at _________________, ABA No.
_________________________, REF.:  ________________________.

EXHIBIT B

Seller                        Account

Morgens, Waterfall            Citibank N.Y.
                              ABA #:  021000089
                              For:  Morgan Stanley & Co.
                              Account #:  38890774
                              Credit To:  Edwin Morgens and
                              Bruce Waterfall as Agents
                              Sub-Account #:038-30008

                              Ref:  Elsinore/Riviera Option
                              Agreement Interest

Keyport                       Federal Reserve Bank of Boston
                              011001234/Bos Safe Dep/Cust
                              DDA #108111
                              For:  Keyport/KeyF0005002

SunAmerica                    Citibank
                              New York, New York
                              ABA #021000089
                              SunAmerica Life Insurance
                              Company
                              Account # 40573831

SCHEDULE 2.1(d)

Any other consents, approvals, orders, authorization of, or registration, declaration or filing with, any Nevada state or local authority.

SCHEDULE 2.2(c)

Any other consents, approvals, orders, authorization of, or registration, declaration or filing with, any Nevada state or local authority.


                                                       EXHIBIT B

Joint Filing Agreement

Agreement with regard to joint filing of Schedule 13D made this 11th day of April, 1997, by and between STEIN ROE & FARNHAM INCORPORATED, a Delaware corporation ("Stein Roe"), and KEYPORT LIFE INSURANCE COMPANY, a Rhode Island corporation ("Keyport"):

In accordance with Rule 13d-1(f)(1)(iii) under the Securities
Exchange Act of 1934, Stein Roe and Keyport each acknowledge that this report on Schedule 13D dated April 11, 1997 and any amendment thereto is filed on behalf of each of them.

STEIN ROE & FARNHAM INCORPORATED


Jilaine Hummel Bauer
Senior Vice President and General Counsel

KEYPORT LIFE INSURANCE COMPANY


Bernard R. Beckerlegge
Senior Vice President and General Counsel